Filed by Documentum, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Documentum, Inc.
Commission File No.: 000-27358

INTERNAL FAQ’s

Below are some preliminary answers to questions our employees may have. We are just beginning to work through the details and will be able to provide you with more comprehensive information within the next few weeks.

1.	Why are we merging with EMC? EMC is a strategic Documentum partner based in Hopkinton, Massachusetts, with 2002 revenues of $5 billion, more than 17,000 employees worldwide in over 50 different locations. Through this acquisition, we believe Documentum will become part of a global leader in information management solutions – accelerating ongoing development and innovation around our products and igniting a revolutionary, strategic shift in the ECM market. This shift is the convergence of content management and information management systems. Together, we believe that Documentum and EMC will deliver the most intelligent and cost-effective solution for end-to-end management of enterprise information.

2.	We’re profitable and doing well as a company. Why did we decide to take this action? Our Board of Directors and Executive Team deliberated long and hard on this decision. We all believe that this action is in the best interest of our shareholders, customers, partners, and employees and are excited about the prospects of beginning this new chapter for the company. Documentum’s Board of Directors and management considered its strategic opportunities at this stage of its business development and viewed the EMC transaction as an opportunity to advance its business objectives.

3.	Is there any chance that that this deal will not go through? We expect everything to go smoothly, but the transaction is subject to governmental regulatory approval and customary closing conditions, including approval by Documentum’s stockholders.

4.	Once the acquisition is closed, will I become an employee of EMC? Your employment status will be transferred from Documentum to EMC on the effective date of the merger, and you will become a regular employee of EMC Corporation. Further details on any paperwork requirements will be provided prior to the effective date.

5.	What will happen to my current stock options?

EMC will assume all of Documentum’s employee stock options. The stock options will become exercisable for EMC common stock. The exercise price of the stock options and the number of shares that are exercisable will be adjusted based on the exchange ratio. Each share of Documentum common stock underlying your options would be adjusted to 2.175 shares of EMC common stock, and the current option price would be divided by 2.175.

6.	Will my vesting schedule change? No, your current vesting period continues, before and after the merger is complete, from the date of your original Documentum option grant on any current outstanding options. Please contact Documentum Stock Administration or Human Resources if you have any specific questions or concerns.

7.	How will this announcement affect my ability to exercise and sell employee options? For those employees covered by the trading blackout or otherwise in possession of inside information, the trading window will be closed until the transaction is closed. All other employees will be permitted to exercise their options in accordance with Documentum’s insider trading policy.

8.	Will my reporting structure, role and responsibilities change? What about job title? To the best of our knowledge, as of the effective date, everyone’s title and reporting structure will remain the same as a member of the new Documentum division of EMC. Until the transition is completed, we encourage you to maintain focus on your current Q4 priorities to keep the business momentum during the rest of the year.

9.	What will be the communication process for informing Documentum employees of the merger progress? We plan to form a team of representatives from both EMC and Documentum to work through details of the transition process. As information is known and decisions are made, we will do our best to provide information to you on a regular basis. Please keep in mind that some information cannot be communicated until after the merger closes.

10.	Once the deal closes, what is the likelihood of there being a RIF to address any redundancies in functions between EMC and Documentum? EMC plans to maintain our business as a separate division of the company with all of my current direct reports and their employees continuing to report to me upon the effective date of the merger. We currently expect that most parts of Documentum will move forward with minimum changes. We will explore options to integrate certain corporate functions where appropriate, (e.g., Corporate Services, Human Resources and parts of Corporate Marketing). EMC believes that we have a great team, and have been very interested in retaining our talent to maintain our business momentum. In the event of job loss, EMC has agreed to honor our severance guidelines for those affected.

11.	Does this affect our plans for Momentum? Momentum will be held as planned and a marketing campaign will be sent to EMC’s customers to encourage additional attendance.

12.	Will we maintain our current facilities? We do not have any plans to move our facilities at this time. Given that EMC has over 50 offices world wide and Documentum has locations in over 30 locations, there may be some synergies that can be gained, as in all mergers and acquisitions. We will inform you of any potential office moves as soon as we finalize our plans.

13.	Will departments receive larger budgets and be able to fund more/bigger/better projects? We will continue to review our budgets and spending plans on a quarterly basis, as today, based on anticipated revenues and strategic investment needs. We do not have any plans for incremental spending at this time, but hope that future revenues can support them.

14.	Will we maintain our current benefits coverage? Will we still have Flexible Spending Accounts for childcare, medical expenses and college savings? What about a 401(k) match? Vacation? EMC has a competitive benefits package very similar to that of Documentum today. During the next several weeks, we will finalize our benefits comparisons and transition plans. Please look for additional information at that time. Your current Documentum benefit plans are expected to continue until such time that they are officially changed. EMC does have a 401(k) match for US employees, a benefit that has been frequently requested. EMC’s current benefits summaries are available on their web site.

15.	Will I still be required to take three days of vacation over the Thanksgiving holidays or in Q4? Yes. We are maintaining this program as a cost-savings measure for the current Documentum, Inc. organization.

16.	Will additional stock options be granted to employees? We are exploring plans to provide a stock option refresh to employees, as has been done in the past at Documentum. Options will be granted based on performance and availability in our newly approved EMC pool.

17.	Will we have a focal review in November?

There are no plans for a focal review between now and the effective date. Moving forward, we will synchronize any plans for a focal review in 2004 with EMC.

18.	What happens to the sabbatical program? EMC does not maintain a sabbatical program, but intends to continue the sabbatical program of Documentum for those employee who have earned at least four years towards a sabbatical leave.

Additional Information and Where to Find it

EMC Corporation intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement that will include a joint proxy statement/prospectus of EMC and Documentum, Inc., and other relevant documents in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF EMC AND DOCUMENTUM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EMC, DOCUMENTUM AND THE PROPOSED MERGER. In addition to the registration statement to be filed by EMC in connection with the proposed merger, and the joint proxy statement/prospectus to be mailed to the stockholders of EMC and Documentum in connection with the proposed merger, each of EMC and Documentum file annual, quarterly and special reports, proxy statements, and other information with the SEC. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by EMC or Documentum with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by EMC or Documentum with the SEC, may also be obtained from EMC and Documentum. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC’s website at www.emc.com. Investors and security holders may obtain copies of the documents filed with the SEC by Documentum on Documentum’ website at www.documentum.com.

EMC, Documentum and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of EMC is set forth in EMC’s proxy statement for its 2003 annual meeting, which was filed with the SEC on March 21, 2003. A description of the interests of the directors and executive officers of Documentum is set forth in Documentum’ proxy statement for its 2003 annual meeting, which was filed with the SEC on April 24, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.